Filed Pursuant to Rule 424(b)(3)

Registration No. 333-135540

6,468,620

SHARES

WILLBROS GROUP, INC.

COMMON STOCK

This prospectus relates to the offer and sale from time to time of up to an aggregate of 6,468,620 shares of our common stock for the account of the selling stockholders named in this prospectus. The selling stockholders, or their transferees, pledgees, donees or other successors in interest, may sell their shares of common stock by the methods described under “Plan of Distribution.”

The shares of common stock being registered for resale consist of shares of common stock issuable upon the conversion of convertible notes sold in a private placement completed on March 23, 2006, which private placement is more fully described under the heading “Willbros Group, Inc.—Convertible Notes.”

We will not receive any of the proceeds from the sale by the selling stockholders of the shares of common stock.

Our common stock is listed on the New York Stock Exchange under the symbol “WG.” On January 17, 2007, the last reported sales price for our common stock was $19.39.

There are significant risks associated with an investment in our securities. See “ Risk Factors” beginning on page 6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 18, 2007.

You should rely only on the information contained in or specifically incorporated by reference into this prospectus. We have not authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus or incorporated by reference into this prospectus may only be accurate on the date of those documents.

Unless the context otherwise requires, all references in this prospectus to “Willbros,” the “Company,” “we,” “us” and “our” refer to Willbros Group, Inc., its consolidated subsidiaries and their predecessors.

WILLBROS GROUP, INC.

Our Business

We are an independent international contractor serving the oil, gas and power industries and government entities worldwide. We currently operate our business in two segments: the United States and Canada (which we refer to as “United States & Canada”) and all other countries outside of the United States & Canada (which we refer to as “International”). We provide construction, engineering and specialty services to industry and governmental entities worldwide, specializing in pipelines and associated facilities for onshore, coastal and offshore locations. We are also involved in asset development, ownership and operations as an extension of our portfolio of industry services. We place particular emphasis on projects in countries where we believe our experience gives us a competitive advantage, including several developing countries.

Our construction services include, among others, the building, fabrication, installation, assembly, maintenance and replacement of:

•	major cross country pipelines;

•	offshore pipelines;

•	gathering systems;

•	flow stations;

•	pump stations;

•	meter stations;

•	gas compressor stations;

•	gas processing facilities;

•	oil and gas production facilities;

•	subsea facilities;

•	offshore jackets and decks;

•	modular processing facilities;

•	piers;

•	pressure vessels;

•	dock facilities; and

•	bridges.

Construction services are provided utilizing a large fleet of company-owned and leased equipment that includes marine vessels, barges, dredges, pipelaying equipment, heavy construction equipment, transportation equipment and camp equipment. Our equipment fleet is supported by an extensive inventory of spare parts and tools, which we strategically position and maintain throughout the world to maximize availability and minimize cost. We also own fabrication facilities in Canada and Nigeria. Through our construction resources, we also provide specialty services, including asset development and operations. Our asset development and operations (also referred to as “facility operations”) include assets developed under “Build, Own and Operate” contracts, such as the fueling facilities operated for the Defense Energy Support Center, an agency of the U.S. government.

Our engineering services include, among others:

•	feasibility studies;

•	conceptual engineering services;

•	detailed design services;

•	route/site selection;

•	construction management;

•	turnkey engineer, procure, and construct, or “EPC” arrangements;

•	alliance arrangements;

•	material procurement;

•	overall project management;

•	permitting services;

•	commissioning/startup; and

•	bid support for other Willbros subsidiaries.

We provide our engineering services through engineering resources located in Salt Lake City (Murray), Utah; Tulsa, Oklahoma and Houston, Texas.

To complement our engineering services, we provide a full range of field services, including:

•	surveying;

•	right of way acquisition;

•	material receiving and control;

•	construction management;

•	facilities startup assistance; and

•	operation of facilities.

Finally, we provide specialty service capabilities, including, among others:

•	dredging;

•	pipe corrosion coating;

•	concrete weight coating;

•	pipe double jointing;

•	piling;

•	pressure vessels;

•	marine repair/heavy lift services;

•	transport of dry and liquid cargo;

•	rig moves;

•	maintenance and repair services;

•	operation and development of facilities; and

•	building, owning and operating military fueling facilities.

We trace our roots to the construction business of Williams Brothers Company, founded in 1908. Through successors to that business, we have completed many landmark projects around the world, including the “Big Inch” and “Little Big Inch” War Emergency Pipelines (1942-44), the Mid-America Pipeline (1960), the

TransNiger Pipeline (1962-64), the Trans-Ecuadorian Pipeline (1970-72), the northernmost portion of the Trans-Alaska Pipeline System (1974-76), the All-American Pipeline System (1984-86), Colombia’s Alto Magdalena Pipeline System (1989-90), a portion of the Pacific Gas Transmission System expansion (1992-93), and through a joint venture led by a subsidiary of ours, the Chad-Cameroon Pipeline (2000-2003).

Over the years, we have been employed by more than 400 clients to carry out work in 55 countries. Within the past ten years, we have worked in Africa, Asia, Australia, the Middle East, North America and South America. We have historically had a steady base of operations in the United States, Canada, Nigeria, Oman, and Venezuela, which has been complemented by major projects in Australia, Bolivia, Cameroon, Chad, Colombia, Ecuador, Egypt, Gabon, Indonesia, Ivory Coast, Kuwait, Mexico and Pakistan.

Our Executive Offices

We are incorporated in the Republic of Panama and maintain our headquarters at Plaza 2000 Building, 50th Street, 8th Floor, P.O. Box 0816-01098, Panama, Republic of Panama; our telephone number is +50-7-213-0947. Administrative services are provided to us by our subsidiary, Willbros USA, Inc., whose administrative headquarters are located at 4400 Post Oak Parkway, Suite 1000, Houston, Texas 77027, and whose telephone number is (713) 403-8000. Information contained on our website http://www.willbros.com, is not, and you must not consider such information to be, a part of this prospectus.

Convertible Notes

On December 22, 2005, we entered into a purchase agreement for a private placement of $65.0 million aggregate principal amount of our 6.5% Senior Convertible Notes due 2012, which we refer to as the “convertible notes.” The purchase agreement provided that at any time during a period of 90 days following the initial December 23, 2005 closing of the sale of $65.0 million in aggregate principal amount of convertible notes, the noteholders could purchase up to an additional $19.5 million in aggregate principal amount of convertible notes. On January 19, 2006, February 2, 2006 and March 23, 2006, the noteholders exercised their respective options to purchase an additional $19.5 million in aggregate principal amount of convertible notes. As a result, the aggregate principal amount of the convertible notes is $84.5 million, which is the maximum aggregate principal amount of convertible notes that may be sold under the purchase agreement. The convertible notes are convertible into a number of shares of our common stock at a conversion rate of 56.9606 shares of common stock per $1,000 principal amount of convertible notes, which is equivalent to an initial conversion price of approximately $17.56 per share, subject to adjustment in certain circumstances.

We agreed, pursuant to a registration rights agreement entered into in connection with such transaction, to register for resale by the noteholders the shares of common stock issuable upon conversion of the convertible notes. This prospectus covers the resale by each of the noteholders of such shares.

Additional information about the convertible notes is available in our Current Reports on Form 8-K filed with the SEC on December 23, 2005, January 19, 2006, February 3, 2006 and March 29, 2006.

RISK FACTORS

Before you invest in our common stock, you should be aware that there are various risks. You should carefully consider the risk factors set forth in this prospectus as well as other information we include or incorporate by reference in this prospectus, before you decide whether an investment in our securities is suitable for you. These are not the only risks and uncertainties we face. Additional risks and uncertainties that we are presently unaware of or currently consider immaterial may also adversely affect our business operations.

Governmental investigations into the activities of the Company, J. Kenneth Tillery, the former President of our principal international subsidiary, and other current and former employees of the Company could adversely affect us.

In late December 2004, we learned that tax authorities in Bolivia had charged our Bolivian subsidiary with failure to pay taxes owed, filing improper tax returns and the falsification of tax documents. As a result of the Company’s investigation, we determined that J. Kenneth Tillery, then President of Willbros International, Inc. (“WII”) and the individual principally responsible at that time for the Company’s international operations outside of the United States and Canada, was aware of the circumstances that led to the Bolivian charges. Mr. Tillery resigned from the Company on January 6, 2005. Based on our preliminary investigation, we determined that our Bolivian subsidiary had also failed to properly withhold taxes on payments made in Bolivia and had failed to file tax returns related to those withholding taxes. We reported this information to the Bolivian government. In March, 2005, we paid approximately $3.3 million to resolve outstanding assessments with the Bolivian tax authorities.

On January 18, 2005, the Company’s Audit Committee engaged independent outside legal counsel for the purpose of conducting an investigation into the circumstances surrounding the Bolivian tax assessment as well as other activities which were previously under the control of Mr. Tillery. The independent counsel retained forensic accountants to assist with the investigation.

The investigations conducted by the Audit Committee and senior management have revealed information indicating that Mr. Tillery, and others who directly or indirectly reported to him, engaged in activities that were and are specifically contrary to established Company policies and possibly the laws of several countries, including the United States. A summary description of the activities carried out by Mr. Tillery and others that may have damaged the Company or that may cause such damage in the future is provided in the risk factor below entitled “The actions of Mr. Tillery and others have harmed the Company and may harm the Company in the future.” Our investigations determined the following:

•	Under the direction of Mr. Tillery and others acting under his direction, the Company’s Bolivian subsidiary filed incorrect tax returns, failed to file required tax returns and failed to pay taxes owed.

•	Mr. Tillery and other employees or consultants of WII or its subsidiaries may have made or caused others to make payments directly or indirectly to government officials in connection with the submission of incorrect tax information.

•	Mr. Tillery and other employees or consultants of WII or its subsidiaries may have made or caused others to make payments directly or indirectly to government officials and client representatives in connection with the award and retention of business in Nigeria, the reduction of Nigerian tax obligations, the facilitation of Nigerian customs clearances and the disposition of Nigerian legal proceedings.

•	Mr. Tillery and other employees or consultants of WII or its subsidiaries have made or caused others to make payments directly or indirectly to government officials in connection with attempts to obtain and/or retain business in Ecuador.

•	Mr. Tillery and other employees or consultants of WII or its subsidiaries usurped corporate opportunities and owned undisclosed interests in enterprises with which the Company had material relationships.

•	Mr. Tillery and other employees or consultants of WII or its subsidiaries may have engaged in discussions or entered into arrangements with competitors of the Company regarding bidding strategies for projects outside the United States.

•	Mr. Tillery may have acquiesced to or approved a prior commitment by another to make an improper future payment in Mexico.

•	Mr. Tillery and other employees of WII or its subsidiaries may have received kickbacks, payments and/or other improper benefits from Company consultants, suppliers and/or competitors or may otherwise have benefited personally as a result of the activities described above.

•	Mr. Tillery and other employees or consultants of WII or its subsidiaries may have intentionally mischaracterized Company expenditures resulting in the Company’s books not accurately reflecting the true nature of such expenditures.

•	Acts carried out by Mr. Tillery and others acting under his direction with respect to a bid for work in Sudan may constitute facilitation efforts prohibited by U.S. law, a violation of U.S. trade sanctions and the unauthorized export of technical information.

•	Some of the actions of Mr. Tillery and other employees or consultants of WII or its subsidiaries may have caused the Company to violate U.S. securities laws, including the Foreign Corrupt Practices Act (“FCPA”), and/or other U.S. and foreign laws.

•	Following Mr. Tillery’s resignation, other employees of WII or its subsidiaries may have continued to carry out improper activities previously initiated by Mr. Tillery. Those employees may have made payments directly to certain government officials or to third party consultants with the understanding that such payments would be paid to government officials.

We have voluntarily reported the results of our investigations to both the United States Securities and Exchange Commission (“SEC”) and the United States Department of Justice (“DOJ”). We have also voluntarily reported the potentially improper facilitation and export activities to the United States Department of Treasury’s Office of Foreign Assets Control (“OFAC”), and to the DOJ and to the SEC. OFAC has commenced an investigation of the reported facilitation and export activities. The SEC and the DOJ are each conducting their own investigations of other actions taken by the Company and its employees and representatives that may constitute violations of U.S. law. We are cooperating fully with all such investigations. If the Company or one of its subsidiaries is found to have violated the U.S. securities laws (including the FCPA), that entity could be subject to civil penalties of up to $650,000 per violation, and criminal penalties of up to the greater of $2 million per violation or twice the gross pecuniary gain resulting from the improper conduct and other sanctions. If the Company or one of its subsidiaries is found to have violated U.S. trade sanctions or U.S. export restrictions that entity could be subject to civil penalties of up to $11,000 per violation and criminal penalties of up to $250,000 per violation. In each case there could be multiple violations. The Company and its subsidiaries could also be barred from participating in future U.S. government contracts and from participating in certain U.S. export transactions. It is also possible that governmental agencies could require that we enter into a criminal plea agreement or a deferred prosecution agreement which could include fines, penalties, monitoring arrangements and other sanctions. There may be other penalties that could apply under other U.S. laws or the laws of foreign jurisdictions. The Company cannot predict the outcome of the investigations being conducted by the SEC, the DOJ and OFAC, including the Company’s exposure to civil or criminal fines or penalties, or other regulatory action which could have a material adverse effect on the Company’s business, financial condition and results of operations.

The Company has terminated employment relationships and commercial and/or consulting arrangements with multiple entities and individuals by whom, through whom and to whom potentially improper payments may have been made in Bolivia, Nigeria and Ecuador. In at least two instances, we have received claims that such terminations are unjustified and may constitute a breach of contract. There can be no assurance that the severance of long term relationships with influential consultants and other individuals will not adversely impact the

Company’s ability to retain business it currently has, its ability to collect receivables currently outstanding or its ability to collect receivables from new business, particularly in Nigeria.

The actions of Mr. Tillery and others have harmed the Company and may harm the Company in the future.

Mr. Tillery became the Managing Director of the Company’s affiliate in Nigeria in 1995. Evidence that arose from our investigations indicates that Mr. Tillery thereafter acquired interests in, or began exercising some control over, several entities that did business with the Company and did not disclose such interests and relationships to the Company. Mr. Tillery authorized and directed numerous transactions between Company subsidiaries and entities in which he owned an interest or over which he exercised control. That practice continued until his resignation from the Company. Mr. Tillery obtained significant personal benefit from such dealings and such benefit should have been made available to the Company. In some cases, the Company may still be acquiring goods or services from entities in which Mr. Tillery has an interest because suitable alternatives have not yet been found or legal constraints prevent the immediate termination of those relationships. However, the Company has discontinued all payments to all such entities that it believes might constitute a violation of law. During the course of his employment with various subsidiaries of the Company, Mr. Tillery submitted numerous certifications disclaiming any related party interests or transactions with the Company or its subsidiaries. His failure to disclose his interests was a violation of the Company’s written policies and may have caused the Company to violate rules or laws related to the public disclosure of such information.

Although no Company official is authorized to do so, Mr. Tillery used the apparent authority of his positions with Company subsidiaries and affiliates to personally make or cause to be made numerous unauthorized payments from the Company’s bank accounts and cash reserves. Some such payments were significant and were used, for among other purposes:

•	to influence various officials and judicial authorities for the purpose of reducing tax obligations;

•	to dispose of lawsuits and/or influence a variety of legal matters; and

•	to facilitate actions by customs officials in connection with the importation and exportation of materials and equipment.

Mr. Tillery and other employees of WII or its subsidiaries also caused substantial payments to be made from Company funds for the nominal purpose of obtaining consulting or advisory services when the actual purpose of at least a portion of the amounts paid was to fund payments to government or client officials for the purpose of obtaining or retaining Company business. Some of these payments appear to have benefited Mr. Tillery’s own personal interests as well as those of others who cooperated with him. There is a significant probability that such activities constituted violations of U.S. and other laws. See the risk factor above entitled “Governmental investigations into the activities of the Company, J. Kenneth Tillery, the former President of our principal international subsidiary, and other current and former employees of the Company could adversely affect us.”

Our reputation and our ability to do business may be impaired by the corrupt behavior of Mr. Tillery and other employees of WII or its subsidiaries.

We are committed to conducting business worldwide in a legal and ethical manner. Many of our clients make compliance with applicable laws and ethical conduct a condition to their business relationships. The actions of Mr. Tillery and other employees of WII or its subsidiaries may cause us to be disqualified from some business opportunities with clients and others who require their business partners to maintain high ethical standards. In addition, certain of the actions already taken by Mr. Tillery and others may continue to impose serious obstacles to implementation of the enhanced compliance controls procedures we are striving to implement, particularly in Nigeria. Some individuals who received the improper payments may threaten the personal safety of our employees and may seek to bar us from continuing to win or carry out business with entities that are subject to their influence. In addition, those individuals may seek to cause such entities to stop or delay payments that are due us.

Special risks associated with doing business in highly corrupt environments may adversely affect our business.

Although we have elected to sell our operations in Nigeria, our international business operations may continue to include projects in countries where corruption is prevalent. Since the anti-bribery restrictions of the FCPA make it illegal for us to give anything of value to foreign officials in order to obtain or retain any business or other advantage, we may be subject to competitive disadvantages to the extent that our competitors are able to secure business, licenses or other preferential treatment by making payments to government officials and others in positions of influence.

If the tentative settlement of a class action lawsuit against us is not completed, we may incur liability in excess of the limits of our insurance coverage.

On May 18, 2005 a securities class-action lawsuit, captioned Legion Partners, LLP v. Willbros Group, Inc. et al., was filed in the United States District Court for the Southern District of Texas against us and certain of our present and former officers and directors. Thereafter, three nearly identical lawsuits were filed. Plaintiffs purported to represent a class composed of all persons who purchased or otherwise acquired our common stock and/or other securities between May 6, 2002 and May 16, 2005, inclusive. These complaints generally alleged violations by the defendants of Section 10(b) of the Securities Exchange Act of 1934 (the “Exchange Act”), Rule 10b-5 under the Exchange Act and Section 20(a) of the Exchange Act and alleged, among other things, that defendants made false or misleading statements of material fact about our financial statements. The plaintiffs sought unspecified monetary damages and other relief. On October 17, 2005, the Court ordered these actions consolidated and appointed ADAR Investments, LLC as Lead Plaintiff and Bernstein, Liebhard & Lifshitz of New York as Lead Plaintiff’s counsel.

In August 2006, we reached an agreement in principle to settle this consolidated securities class action lawsuit. Under the terms of the agreement in principle, we and the plaintiffs will negotiate and seek court approval of the definitive settlement. The settlement has been funded by our insurance carrier, and will include the dismissal of all claims without any liability or wrongdoing attributed to us or any other defendant.

We can provide no assurance that we will be successful in negotiating a definitive settlement or that the Court will approve any such definitive settlement. If we are unable to obtain a definitive settlement or if any such settlement does not receive court approval, we may incur liability which exceeds the limits of our insurance coverage, and any such excess liability could have a material adverse effect on our financial condition and results of operations.

Our management has concluded that we did not maintain effective internal control over financial reporting as of December 31, 2004 and December 31, 2005 because of the existence of material weaknesses in our internal control over financial reporting. The failure to remediate these material weaknesses, or any control deficiencies that we may discover in the future, could adversely affect our ability to report our financial condition and results of operations accurately and on a timely basis. As a result, our business, operating results and liquidity could be harmed.

As disclosed in our Annual Reports on Form 10-K for 2004 and 2005 and in our Quarterly Reports on Form 10-Q for each of the first three quarters of 2005, management’s assessment of our internal controls over financial reporting identified several material weaknesses. These material weaknesses led to the restatement of our previously issued consolidated financial statements for fiscal years 2002 and 2003 and the first three quarters of 2004. Although we made progress in executing our remediation plans during 2005, including the remediation of two material weaknesses, as of December 31, 2005, management concluded that we did not maintain effective internal control over financial reporting due to the following remaining material weaknesses in internal controls:

•

Company-Level Controls: As we finalized the preparation of the 2005 financial statements, we determined that a material weakness in our internal control over financial reporting exists related to our financial statement close process. This material weakness resulted in delays in our ability to timely close our books and records during 2005. Such delays in closing the books and records are at least in part a contributing factor to the delays we experienced in filing our quarterly and annual financial statements with the SEC. This material weakness resulted primarily from insufficient staffing of qualified accounting personnel.

•	Construction Contract Management: A material weakness exists related to controls over the project reporting used in the accounting process. On certain of our Nigerian projects, cost estimates were not updated to reflect current information, and insufficient measures were taken to independently verify uniform and reliable cost estimates. This material weakness can affect project related accounts, and it specifically resulted in adjustments to revenue and cost of sales on certain contracts during the preparation of our financial statements.

We are actively working to strengthen our accounting and finance functions to correct the identified material weaknesses in our internal controls. In 2006, our efforts have included:

•	hiring additional senior accounting personnel at the corporate administrative offices;

•	developing documentation and consistent execution of controls over our financial statement close process;

•	initiating efforts to develop more standardized and timely project management reporting and management review processes through documentation;

•	expanding operations and accounting supervisory controls over consistency of the project reporting process and documentation for Nigeria contracts through the addition of supervisory personnel;

•	recruiting candidates in order to expeditiously fill vacancies in our accounting, finance and project management functions;

•	continuing to increase our supervision of accounting personnel;

•	initiating a process to transfer a number of the significant accounting controls from Port Harcourt, Nigeria to Lagos and other locations outside the Port Harcourt area. This is expected to be completed during the quarter ended December 31, 2006; and

•	continuing our review and monitoring of the accounting department structure and organization, both in terms of size and expertise.

However, if we are unable to remediate the remaining material weaknesses, and any other control deficiencies identified in the future, and otherwise continue to improve our internal controls and disclosure controls, our ability to report our financial results on a timely and accurate basis could be adversely affected, which could result in a loss of investor confidence in our financial reports or have a material adverse affect on our ability to operate our business or access sources of liquidity. Furthermore, because of the inherent limitations of any system of internal control over financial reporting, including the possibility of human error, the circumvention or overriding of controls or fraud, even effective internal control over financial reporting may not prevent or detect all misstatements.

Our business is highly dependent upon the level of capital expenditures by oil, gas and power companies on infrastructure.

Our revenue and cash flow are primarily dependent upon major engineering and construction projects. The availability of these types of projects is dependent upon the condition of the oil, gas and power industries, and, specifically, the level of capital expenditures of oil, gas and power companies on infrastructure. Our failure to obtain major projects, the delay in awards of major projects, the cancellation of major projects or delays in completion of contracts are factors that could result in the under-utilization of our resources, which would have an adverse impact on our revenue and cash flow. There are numerous factors beyond our control that influence the level of capital expenditures of oil, gas and power companies, including:

•	current and projected oil, gas and power prices;

•	the demand for electricity;

•	the abilities of oil, gas and power companies to generate, access and deploy capital;

•	exploration, production and transportation costs;

•	the discovery rate of new oil and gas reserves;

•	the sale and expiration dates of oil and gas leases and concessions;

•	regulatory restraints on the rates that power companies may charge their customers;

•	local and international political and economic conditions;

•	the ability or willingness of host country government entities to fund their budgetary commitments; and

•	technological advances.

If we are not able to renegotiate our surety bond lines, our ability to operate may be significantly restricted.

Our new bonding facility to provide surety bonds on a case-by-case basis for projects in North America requires that we post backstop letters of credit for a percentage of the bond which is acceptable to insurer. We are currently negotiating with our bonding company to eliminate the requirement to provide backstop letters of credit, but we can provide no assurance that we will be successful in removing this requirement. If we are unable to obtain surety bonds, or if the cost of obtaining surety bonds is prohibitive, our ability to bid some projects may be adversely affected, in the event other forms of performance guarantees such as letters of credit or parent guarantees are deemed insufficient or unacceptable. In addition, the requirement that we post backstop letters of credit until such time as the bonded projects are substantially completed reduces the amount of funds available to us under our credit facility for other corporate purposes.

Our significant international operations are subject to political and economic risks of developing countries.

We have substantial operations and/or assets in Africa (Nigeria and Offshore West Africa) and the Middle East (Oman). Approximately 58 percent of our contract revenue for 2005 was derived from activities outside of North America, and approximately 57 percent of our long-lived assets as of December 31, 2005 were located outside of North America. Although we plan to sell our operations in Nigeria and recently completed the sale of our operations in Venezuela, we anticipate that a significant portion of our contract revenues will be derived from, and a significant portion of our long-lived assets will continue to be located in, developing countries.

Conducting operations in developing countries presents significant commercial challenges for our business. A disruption of activities, or loss of use of the equipment or installations, at any location in which we have significant assets or operations could have a material adverse effect on our financial condition and results of operations. In particular, Nigeria has and Africa may continue to represent a significant percentage of our assets, backlog and revenue. These areas have experienced periods of extreme political instability in recent years. Accordingly, we are subject to risks which ordinarily would not be expected to exist to the same extent in the United States, Canada, Japan or Western Europe. Some of these risks include:

•	civil uprisings, riots and war, which can make it impractical to continue operations, adversely affect both budgets and schedules and expose us to losses;

•	repatriating foreign currency received in excess of local currency requirements and converting it into dollars or other fungible currency;

•	exchange rate fluctuations, which can reduce the purchasing power of local currencies and cause our costs to exceed our budget, reducing our operating margin in the affected country;

•	expropriation of assets, by either a recognized or unrecognized foreign government, which can disrupt our business activities and create delays and corresponding losses;

•	availability of suitable personnel and equipment, which can be affected by government policy, or changes in policy, which limit the importation of skilled craftsmen or specialized equipment in areas where local resources are insufficient;

•	government instability, which can cause investment in capital projects by our potential customers to be withdrawn or delayed, reducing or eliminating the viability of some markets for our services;

•	decrees, laws, regulations, interpretations and court decisions under legal systems, which are not always fully developed and which may be retroactively applied and cause us to incur unanticipated and/or unrecoverable costs as well as delays which may result in real or opportunity costs; and

•	terrorist attacks such as those which occurred on September 11, 2001 in the United States, which could impact insurance rates, insurance coverages and the level of economic activity, and produce instability in financial markets.

Our operations in developing countries may be adversely affected in the event any governmental agencies in these countries interpret laws, regulations or court decisions in a manner which might be considered inconsistent or inequitable in the United States, Canada, Japan or Western Europe. We may be subject to unanticipated taxes, including income taxes, excise duties, import taxes, export taxes, sales taxes or other governmental assessments which could have a material adverse effect on our results of operations for any quarter or year.

These risks may result in a material adverse effect on our results of operations.

We may be adversely affected by a concentration of business in a particular country. Despite our decision to discontinue operations in Nigeria, we may continue to incur significant losses resulting from our current operations in that country.

Due to a limited number of major projects worldwide, we currently have, and expect that we will continue to have, a substantial portion of our resources dedicated to projects located in a few countries. Therefore, our results of operations are susceptible to adverse events beyond our control that may occur in a particular country in which our business may be concentrated at that time. Economic downturns in such countries could also have an adverse impact our operations. At December 31, 2005, our property, plant, equipment and spare parts were located in Nigeria, the United States, Canada, Offshore West Africa, South America and the Middle East and 69 percent of our backlog was located in Nigeria and Offshore West Africa. Our operations and assets are subject to various risks inherent in conducting business in these countries and regions.

For example, in Nigeria, a spate of attacks on oil installations and the kidnapping of oil workers in the Niger Delta has escalated with the emergence of a group calling itself the Movement for the Emancipation of the Niger Delta, or “MEND.” The crux of the Niger Delta conflict is the escalation of a longstanding troubled relationship between the Federal Government of Nigeria and communities in the oil producing areas of the Niger Delta region, with the latter asserting that historically there has been inequitable sharing of Niger Delta oil revenue.

In Nigeria we continue to see the spread and escalation of hostilities against oil and gas installations and the work forces charged with construction, maintenance and operation of those installations. The attacks by militants have directly and indirectly affected us on a continuous basis since the hostage taking incident of February 18, 2006. However, since mid-June, the situation in Nigeria has worsened, with attacks increasing throughout the country. Additional production operations in the Delta area have been and remain, shut in. These disruptions have had the combined effect of supporting higher oil prices and either frustrating projects or creating a force majeure event for our ongoing projects in Nigeria. In the current work environment, with the Nigeria government and local operating companies unable to provide the security necessary for us to conduct project operations, our project activities are frustrated and we cannot expose our personnel on an ongoing basis to the very real and escalating threat posed by these militant and hostile community disturbances. Further, there exists the ongoing possibility that labor unrest could escalate into violence at the Choba facility due to a continuing labor dispute over a new May 2006 labor agreement.

In late September 2006, violence in the Port Harcourt area escalated to the point where we elected to transfer employees out of this area to ensure their continued safety. We have subsequently reduced our Choba facility staff to a minimum number required to support a caretaker status. Critical ongoing support functions have been shifted to Lagos and other locations outside the Port Harcourt area.

We reported a loss from discontinued operations of $17.1 million, or $0.80 per share, during the three-month period ended September 30, 2006, as compared to a $8,603 loss, or $0.41 per share for the same period in 2005. Net loss from discontinued operations for the nine-month periods ended September 30, 2006 and 2005 were $46.2 million, or $2.15 per share, and $13.5 million, or $0.64 per share, respectively. The loss from discontinued operations for the three-month and nine-month periods ended September 30, 2006 is almost entirely attributable to our Nigeria operations. The operating results in Nigeria for the third quarter of 2006 were negatively impacted by schedule delays; increasing costs related to labor, equipment, materials, and security; disputes with clients related to change orders, and the implementation of our Nigeria exit strategy.

We continue to work with our clients in achieving settlements on unapproved change orders and claims related to this year’s events in Nigeria. In addition to contractually pursuing recovery of substantial costs associated with force majeure and other work interruption events, we have incurred significant costs under fixed-sum contracts that are not billable because we are unable to continue work and achieve the billing milestones. There can be no certainty at this time that we will be able to satisfactorily resolve the open change orders and claims with our clients, although several clients have made a substantial effort to work with us. We are also in the process of eliminating all Nigeria related costs, except for those that are essential to support the sale and the operations in the Lagos area and adjacent countries.

If conditions in Nigeria remain the same or continue to deteriorate and we are unable to resolve various contractual claims with our clients, our cash flow and financial results may continue to be adversely affected. Moreover, expenses involved in discontinuing our operations in Nigeria may exceed our estimates. In particular, we may encounter difficulties in connection with the sale and disposition of our operations and assets there generally, including, without limitation, collecting receivables, exporting select items of equipment and materials, and restructuring and/or severing long-term relationships there with partners, labor organizations, and/or other entities and individuals formerly associated with our business there over the years.

Our business is dependent on a limited number of key clients.

We operate primarily in the oil, gas and power industries, providing construction, engineering and facilities development and operations services to a limited number of clients. Much of our success depends on developing and maintaining relationships with our major clients and obtaining a share of contracts from these clients. The loss of any of our major clients could have a material adverse effect on our operations. Our 10 largest clients were responsible for 73 percent of our revenue in 2005 (64 percent in 2004 and 75 percent in 2003). Operating units of Royal Dutch Shell Group and Exxon Mobil accounted for 32 percent and 11 percent, respectively, of our total revenue in 2005.

Our dependence upon fixed-price contracts could adversely affect our operating results.

A substantial portion of our projects are currently performed on a fixed-price basis. Under a fixed-price contract, we agree on the price that we will receive for the entire project, based upon a defined scope, which includes specific assumptions and project criteria. If our estimates of our own costs to complete the project are below the actual costs that we may incur, our margins will decrease, and we may incur a loss. The revenue, cost and gross profit realized on a fixed-price contract will often vary from the estimated amounts because of unforeseen conditions or changes in job conditions and variations in labor and equipment productivity over the term of the contract. If we are unsuccessful in mitigating these risks, we may realize gross profits that are different from those originally estimated and incur reduced profitability or losses on projects. Depending on the size of a project, these variations from estimated contract performance could have a significant effect on our operating results for any quarter or year. In general, turnkey contracts to be performed on a fixed-price basis involve an increased risk of significant variations. This is a result of the long-term nature of these contracts and the inherent difficulties in estimating costs and of the interrelationship of the integrated services to be provided under these contracts whereby unanticipated costs or delays in performing part of the contract can have compounding effects by increasing costs of performing other parts of the contract.

Percentage-of-completion method of accounting for contract revenue may result in material adjustments that would adversely affect our operating results.

We recognize contract revenue using the percentage-of-completion method on long-term fixed price contracts. Under this method, estimated contract revenue is accrued based generally on the percentage that costs to date bear to total estimated costs, taking into consideration physical completion. Estimated contract losses are recognized in full when determined. Accordingly, contract revenue and total cost estimates are reviewed and revised periodically as the work progresses and as change orders are approved, and adjustments based upon the percentage-of-completion are reflected in contract revenue in the period when these estimates are revised. These estimates are based on management’s reasonable assumptions and our historical experience, and are only estimates. Variation of actual results from these assumptions or our historical experience could be material. To the extent that these adjustments result in an increase, a reduction or an elimination of previously reported contract revenue, we would recognize a credit or a charge against current earnings, which could be material.

Terrorist attacks and war or risk of war may adversely affect our results of operations, our ability to raise capital or secure insurance or our future growth.

The continued threat of terrorism and the impact of military and other action, including U.S. military operations in Iraq, will likely lead to continued volatility in prices for crude oil and natural gas and could affect the markets for our operations. In addition, future acts of terrorism could be directed against companies operating both outside and inside the United States. Further, the U.S. government has issued public warnings that indicate that pipelines and other energy assets might be specific targets of terrorist organizations. These developments have subjected our operations to increased risks and, depending on their ultimate magnitude, could have a material adverse effect on our business.

Our operations are subject to a number of operational risks.

Our business operations include pipeline construction, dredging, fabrication, pipeline rehabilitation services, marine support services and the operation of vessels and heavy equipment. These operations involve a high degree of operational risk. Natural disasters, adverse weather conditions, collisions and operator or navigational error could cause personal injury or loss of life, severe damage to and destruction of property, equipment and the environment and suspension of operations. In locations where we perform work with equipment that is owned by others, our continued use of the equipment can be subject to unexpected or arbitrary interruption or termination. The occurrence of any of these events could result in work stoppage, loss of revenue, casualty loss, increased costs and significant liability to third parties.

The insurance protection we maintain may not be sufficient or effective under all circumstances or against all hazards to which we may be subject. An enforceable claim for which we are not fully insured could have a material adverse effect on our financial condition and results of operations. Moreover, we may not be able to maintain adequate insurance in the future at rates that we consider reasonable.

We may become liable for the obligations of our joint ventures and our subcontractors.

Some of our projects are performed through joint ventures with other parties. In addition to the usual liability of contractors for the completion of contracts and the warranty of our work, where work is performed through a joint venture, we also have potential liability for the work performed by our joint ventures. In these projects, even if we satisfactorily complete our project responsibilities within budget, we may incur additional unforeseen costs due to the failure of our joint ventures to perform or complete work in accordance with contract specifications.

We act as prime contractor on a majority of the construction projects we undertake. In our capacity as prime contractor and when acting as a subcontractor, we perform most of the work on our projects with our own resources and typically subcontract only such specialized activities as hazardous waste removal, nondestructive inspection, tank erection, catering and security. In the construction industry, the prime contractor is normally responsible for the performance of the entire contract, including subcontract work. Thus, when acting as a prime contractor, we are subject to the risk associated with the failure of one or more subcontractors to perform as anticipated.

Governmental regulations could adversely affect our business.

Many aspects of our operations are subject to governmental regulations in the countries in which we operate, including those relating to currency conversion and repatriation, taxation of our earnings and earnings of our personnel, the increasing requirement in some countries to make greater use of local employees and suppliers, including, in some jurisdictions, mandates that provide for greater local participation in the ownership and control of certain local business assets. For example, in Nigeria, the Ministry of Transport is charged with enforcement of the Cabotage Act, a relatively new piece of legislation, still without implementing regulations, that requires local ownership and operation of certain marine vessels operating in Nigerian waters, subject to phased-in application procedures and discretionary waivers under certain circumstances. In addition, we depend on the demand for our services from the oil, gas and power industries, and, therefore, our business is affected by changing taxes, price controls and laws and regulations relating to the oil, gas and power industries generally. The adoption of laws and regulations by the countries or the states in which we operate that are intended to curtail exploration and development drilling for oil and gas or the development of power generation facilities for economic and other policy reasons, could adversely affect our operations by limiting demand for our services.

Our operations are also subject to the risk of changes in laws and policies which may impose restrictions on our business, including trade restrictions, which could have a material adverse effect on our operations. Other types of governmental regulation which could, if enacted or implemented, adversely affect our operations include:

•	expropriation or nationalization decrees;

•	confiscatory tax systems;

•	primary or secondary boycotts directed at specific countries or companies;

•	embargoes;

•	extensive import restrictions or other trade barriers;

•	mandatory sourcing and local participation rules;

•	oil, gas or power price regulation; and

•	unrealistically high labor rate and fuel price regulation.

Our future operations and earnings may be adversely affected by new legislation, new regulations or changes in, or new interpretations of, existing regulations, and the impact of these changes could be material.

Our operations expose us to potential environmental liabilities.

Our United States operations are subject to numerous environmental protection laws and regulations which are complex and stringent. We regularly perform work in and around sensitive environmental areas such as rivers, lakes and wetlands. Significant fines and penalties may be imposed for non-compliance with environmental laws and regulations, and some environmental laws provide for joint and several strict liability for remediation of releases of hazardous substances, rendering a person liable for environmental damage, without regard to negligence or fault on the part of such person. In addition to potential liabilities that may be incurred in satisfying these requirements, we may be subject to claims alleging personal injury or property damage as a result of alleged exposure to hazardous substances. These laws and regulations may expose us to liability arising out of the conduct of operations or conditions caused by others, or for our acts which were in compliance with all applicable laws at the time these acts were performed.

We own and operate several properties in the United States that have been used for a number of years for the storage and maintenance of equipment and upon which hydrocarbons or other wastes may have been disposed or released. Any release of substances by us or by third-parties who previously operated on these properties may be subject to the Comprehensive Environmental Response Compensation and Liability Act (“CERCLA”), the Resource Compensation and Recovery Act (“RCRA”), and analogous state laws. CERCLA imposes joint and several liability, without regard to fault or the legality of the original conduct, on certain classes of persons who are considered to be responsible for the release of hazardous substances into the environment, while RCRA governs the generation, storage, transfer, and disposal of hazardous wastes. Under such laws, we could be required to remove or remediate previously disposed wastes and clean up contaminated property. This could have a significant impact on our future results.

Our operations outside of the United States are oftentimes potentially subject to similar governmental controls and restrictions relating to the environment.

Our industry is highly competitive, which could impede our growth.

We operate in a highly competitive environment. A substantial number of the major projects that we pursue are awarded based on bid proposals. We compete for these projects against government-owned or supported companies and other companies that have substantially greater financial and other resources than we do. In some markets, there is competition from national and regional firms against which we may not be able to compete on price. Our growth may be impacted to the extent that we are unable to successfully bid against these companies.

Our operating results could be adversely affected if our non-U.S. operations became taxable in the United States.

If any income earned, currently or historically, by Willbros Group, Inc. or its non-U.S. subsidiaries from operations outside the United States constituted income effectively connected with a United States trade or business, and as a result became taxable in the United States, our consolidated operating results could be materially and adversely affected.

We are dependent upon the services of our executive management.

Our success depends heavily on the continued services of our executive management. Our management team is the nexus of our operational experience and customer relationships. Our ability to manage business risk and satisfy the expectations of our clients, stockholders and other stakeholders is dependent upon the collective experience and relationships of our management team. In addition, we do not maintain key man life insurance for these individuals. The loss or interruption of services provided by one or more of our senior officers could adversely affect our results of operations.

It may be difficult to enforce judgments which are predicated on the federal securities laws of the United States against us.

We are a corporation organized under the laws of the Republic of Panama. Accordingly:

•	because a substantial amount of our assets are located outside the United States, any judgment obtained against us in the United States may not be fully collectible in the United States; and

•	we have been advised that courts in the Republic of Panama will not enforce liabilities in original actions predicated solely on the United States federal securities laws.

These factors mean that it may be more costly and difficult for you to recover fully any alleged damages that you may claim to have suffered due to alleged violations of federal securities laws by us or our management than it would otherwise be in the case of a United States corporation. See “Enforceability of Civil Liabilities Under the Federal Securities Laws.”

Risks Relating to Our Common Stock

Our common stock, which is listed on the New York Stock Exchange, has from time-to-time experienced significant price and volume fluctuations. These fluctuations are likely to continue in the future, and you may not be able to resell your shares of common stock at or above the purchase price paid by you.

The market price of our common stock may change significantly in response to various factors and events beyond our control, including the following:

•	the risk factors described in this prospectus;

•	a shortfall in operating revenue or net income from that expected by securities analysts and investors;

•	changes in securities analysts’ estimates of our financial performance or the financial performance of our competitors or companies in our industry generally;

•	general conditions in our customers’ industries; and

•	general conditions in the securities markets.

Our stockholder rights plan, articles of incorporation and by-laws may inhibit a takeover, which may adversely affect the performance of our stock.

Our stockholder rights plan and provisions of our articles of incorporation and by-laws may discourage unsolicited takeover proposals or make it more difficult for a third party to acquire us, which may adversely affect the price that investors might be willing to pay for our common stock. For example, our articles of incorporation and by-laws:

•	provide for restrictions on the transfer of any shares of common stock to prevent us from becoming a “controlled foreign corporation” under United States tax law;

•	provide for a classified board of directors, which allows only one-third of our directors to be elected each year;

•	restrict the ability of stockholders to take action by written consent;

•	establish advance notice requirements for nominations for election to our board of directors; and

•	authorize our board of directors to designate the terms of and issue new series of preferred stock.

We also have a stockholder rights plan which gives holders of our common stock the right to purchase additional shares of our capital stock if a potential acquirer purchases or announces a tender or exchange offer to purchase 15% or more of our outstanding common stock. The rights issued under the stockholder rights plan would cause substantial dilution to a person or group that attempts to acquire us on terms not approved in advance by our board of directors.

Future sales of our common stock may depress our stock price.

Sales of a substantial number of shares of our common stock in the public market or otherwise, either by us, a member of management or a major stockholder, or the perception that these sales could occur, could depress the market price of our common stock and impair our ability to raise capital through the sale of additional equity securities.

We recently sold common stock, warrants and convertible notes, and our outstanding warrants and convertible notes may lead to further dilution of our issued and outstanding stock.

In October 2006, we sold 3,722,360 shares of our common stock and warrants to purchase an additional 558,354 shares. The recent issuance of warrants and the prior issuance of $70.0 million in aggregate principal amount of 2.75% Convertible Senior Notes due 2024 and $84.5 million of convertible notes may cause a significant increase in the number of shares of common stock currently outstanding. Moreover, in August 2006, our stockholders approved an increase in our authorized shares of common stock from 35 million to 70 million. The issuance of additional common stock or securities convertible into our common stock would result in further dilution of the ownership interest in us held by existing stockholders. We are authorized to issue, without stockholder approval, 1 million shares of Class A preferred stock, which may give other stockholders dividend, conversion, voting, and liquidation rights, among other rights, which may be superior to the rights of holders of our common stock. Our board of directors has no present intention of issuing any such Class A preferred stock, but reserves the right to do so in the future.

NO PROCEEDS

The shares of common stock to be offered and sold using this prospectus will be offered and sold by the selling stockholders named in this prospectus or in any supplement to this prospectus. We will not receive any proceeds from the sale of the securities. The shares of our common stock offered by this prospectus are issuable upon conversion of the convertible notes.

PRICE RANGE OF COMMON STOCK

AND DIVIDEND POLICY

Our common stock is listed on the New York Stock Exchange under the symbol “WG.” The following table sets forth the high and low sale prices per share for our common stock as reported by the New York Stock Exchange for the periods indicated:

	HIGH	LOW
2005:
First Quarter	$24.52	$18.68
Second Quarter	20.66	10.15
Third Quarter	17.80	14.14
Fourth Quarter	17.73	14.13
2006:
First Quarter	$21.23	$14.46
Second Quarter	24.53	17.38
Third Quarter	19.47	15.00
Fourth Quarter	18.90	14.00
2007:
First Quarter(1)	$19.50	$17.81

(1)	Through January 17, 2007.

Substantially all of our stockholders maintain their shares in “street name” accounts and are not, individually, stockholders of record. As of December 8, 2006, our common stock was held by 98 holders of record and an estimated 8,400 beneficial owners.

Since 1991, we have not paid any cash dividends on our capital stock, except dividends in 1996 on our outstanding shares of preferred stock, which were converted into shares of common stock on July 15, 1996. We anticipate that we will retain earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends in the foreseeable future. Our senior secured credit facility prohibits us from paying cash dividends on our common stock.

CAUTIONARY NOTICE REGARDING

FORWARD-LOOKING STATEMENTS

A number of statements included or incorporated by reference in this prospectus are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, included or incorporated by reference in this prospectus that address activities, events or developments which we expect or anticipate will or may occur in the future, including such things as future capital expenditures (including the amount and nature thereof), oil, gas, gas liquids and power prices, demand for our services, the amount and nature of future investments by governments, expansion and other development trends of the oil, gas and power industries, business strategy, expansion and growth of our business and operations, the outcome of government investigations and legal proceedings and other such matters are forward-looking statements. These forward-looking statements are based on assumptions and analyses we made in light of our experience and our perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate under the circumstances. However, whether actual results and developments will conform to our expectations and predictions is subject to a number of risks and uncertainties. As a result, actual results could differ materially from our expectations. Factors that could cause actual results to differ from those contemplated by our forward-looking statements include, but are not limited to, the following:

•	difficulties we may encounter in discontinuing business in Nigeria and/or arising in connection with sale and disposition of our operations and assets there generally, including, without limitation, collecting receivables, exporting select items of equipment and materials, and restructuring and/or severing long-term relationships there with partners, labor organizations, and/or other entities and individuals formerly associated with our business there over the years;

•	expenses involved in discontinuing our operations in Nigeria and Venezuela may exceed our estimates;

•	the results of government investigations into our actions and the actions of our current and former employees, including J. Kenneth Tillery, the former President of Willbros International, Inc.;

•	the consequences we may encounter if we were to enter into a criminal plea agreement or a deferred prosecution agreement, including the imposition of civil or criminal fines, penalties, monitoring arrangements, or other sanctions that might be imposed as a result of government investigations;

•	adverse results that we could suffer in civil litigation involving or arising from the actions of our former employees and officers;

•	the assertion by parties to contracts with us that the actions of our former employees were improper which constitutes a breach of, or otherwise gives rise to claims under, contracts to which we are a party;

•	determination that the actions of our former employees caused us to breach our credit agreements or debt instruments, which could result in the lack of access to our credit facilities and the requirement to cash collateralize our existing letters of credit;

•	the commencement by foreign governmental authorities of investigations into the actions of our current and former employees, and the determination that such actions constituted violations of foreign law;

•	the dishonesty of employees and/or other representatives or their refusal to abide by applicable laws and our established policies and rules;

•	curtailment of capital expenditures in the oil, gas, and power industries;

•	political or social circumstances impeding the progress of our work and increasing the cost of performance;

•	failure to obtain the timely award of one or more projects;

•	cancellation of projects, in whole or in part;

•	inclement weather;

•	project cost overruns, unforeseen schedule delays, and the application of liquidated damages;

•	failing to realize cost recoveries from projects completed or in progress within a reasonable period after completion of the relevant project;

•	inability to identify and acquire suitable acquisition targets on reasonable terms;

•	inability to obtain adequate financing;

•	loss of the services of key management personnel;

•	the demand for energy moderating or diminishing;

•	downturns in general economic, market or business conditions in our target markets;

•	changes in the effective tax rate in countries where our work will be performed;

•	changes in applicable laws or regulations, or changed interpretations thereof;

•	changes in the scope of our expected insurance coverage;

•	inability to manage insurable risk at an affordable cost;

•	the occurrence of the risk factors listed elsewhere or incorporated by reference in this prospectus; and

•	other factors, most of which are beyond our control.

Consequently, all of the forward-looking statements made or incorporated by reference in this prospectus are qualified by these cautionary statements and there can be no assurance that the actual results or developments we anticipate will be realized or, even if substantially realized, that they will have the consequences for, or effects on, our business or operations that we anticipate today. We assume no obligation to update publicly any such forward-looking statements, whether as a result of new information, future events or otherwise. For a more complete description of the circumstances surrounding the actions of our current and former employees, see the Risk Factors included in this prospectus beginning on page 6.

DESCRIPTION OF CAPITAL STOCK

General

We have 71 million authorized shares of capital stock, consisting of (a) 70 million shares of common stock, par value $0.05 per share; and (b) 1 million shares of Class A preferred stock, par value $0.01 per share.

Common Stock

As of November 1, 2006, 25,525,914 shares of our common stock were outstanding. All of the outstanding shares of our common stock are fully paid and non-assessable, and any shares issued upon conversion of the convertible notes will be fully paid and non-assessable. The holders of our common stock are entitled to one vote for each share of common stock held on all matters voted upon by stockholders, including the election of directors. Holders of our common stock have no right to cumulate their votes in the election of directors. Subject to the rights of any then-outstanding shares of our preferred stock, the holders of our common stock are entitled to receive dividends as may be declared in the discretion of the board of directors out of funds legally available for the payment of dividends. We are subject to restrictions on the payment of dividends under the provisions of our senior secured credit facility.

The holders of our common stock are entitled to share equally and ratably in our net assets upon a liquidation or dissolution after we pay or provide for all liabilities, subject to any preferential liquidation rights of any preferred stock that at the time may be outstanding. The holders of our common stock have no preemptive, subscription, conversion or redemption rights. There are no governmental laws or regulations in the Republic of Panama affecting the remittance of dividends, interest and other payments to our nonresident stockholders so long as we continue not to engage in business in the Republic of Panama.

Our articles of incorporation contain restrictions, subject to the determination by the board of directors in good faith and in its sole discretion, on the transfer of any shares of our common stock in order to prevent us from becoming a “controlled foreign corporation” under United States tax law. See “— Anti-Takeover Effects of Provisions of our Articles of Incorporation and By-laws.”

Class A Preferred Stock

As of the date of this prospectus, there were no outstanding shares of our Class A preferred stock; however, the board of directors has reserved for issuance pursuant to our Stockholder Rights Plan described below 35,000 shares of Series A junior participating preferred stock. Class A preferred stock may be issued from time to time in one or more series, and the board of directors, without further approval of the stockholders, is authorized to fix the dividend rates and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences, sinking fund and any other rights, preferences, privileges and restrictions applicable to each series of Class A preferred stock.

The specific matters that the board of directors may determine include the following:

•	the designation of each series;

•	the number of shares of each series;

•	the rate of any dividends;

•	whether any dividends will be cumulative or non-cumulative;

•	the terms of any redemption;

•	the amount payable in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of our company;

•	rights and terms of any conversion or exchange;

•	restrictions on the issuance of shares of the same series or any other series; and

•	any voting rights.

The purpose of authorizing the board of directors to determine these rights, preferences, privileges and restrictions is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of Class A preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could:

•	decrease the amount of earnings and assets available for distribution to holders of common stock;

•	adversely affect the rights and powers, including voting rights, of holders of common stock; and

•	have the effect of delaying, deferring or preventing a change in control.

For example, the board of directors, with its broad power to establish the rights and preferences of authorized but unissued Class A preferred stock, could issue one or more series of Class A preferred stock entitling holders to vote separately as a class on any proposed merger or consolidation, to convert Class A preferred stock into a larger number of shares of common stock or other securities, to demand redemption at a specified price under prescribed circumstances related to a change in control, or to exercise other rights designed to impede a takeover.

Stockholder Rights Plan

On April 1, 1999, our Board of Directors approved a rights agreement with Mellon Investor Services LLC, as rights agent, and declared a distribution of one preferred share purchase right (“Right”) for each outstanding share of common stock. Each Right, when it becomes exercisable, entitles its registered holder to purchase one one-thousandth of a share of Series A junior participating preferred stock (“Series A preferred stock”) at a price of $30 per one one-thousandth of a share.

The Rights are attached to and trade with shares of our common stock. Currently, the Rights are not exercisable and there are no separate certificates representing the Rights. If the Rights become exercisable, we will distribute separate Rights certificates. Until that time and as long as the Rights are outstanding, any transfer of shares of our common stock will also constitute the transfer of the Rights associated with those common shares. The Rights will expire on April 15, 2009, unless we redeem or exchange the Rights before that date.

The Rights will become exercisable upon the earlier to occur of:

•	the public announcement that a person or group of persons has acquired 15% or more of our common stock, except in connection with an offer approved by our board of directors; or

•	10 days, or a later date determined by our board of directors, after the commencement of, or announcement of an intention to commence, a tender or exchange offer that would result in a person or group of persons acquiring 15% or more of our common stock.

If any person or group of persons acquire 15% or more of our common stock, except in connection with an offer approved by our board of directors, each holder of a Right, except the acquiring person or group, will have the right, upon exercise of the Right, to receive that number of shares of our common stock or Series A preferred stock having a value equal to two times the exercise price of the Right.

In the event that any person or group acquires 15% or more of our common stock and either (a) we are acquired in a merger or other business combination in which the holders of all of our common stock immediately prior to the transaction are not the holders of all of the surviving corporation’s voting power or (b) more than 50% of our assets or earning power is sold or transferred, then each holder of a Right, except the acquiring person or group, will have the right, upon exercise of the Right, to receive common shares of the acquiring company having a value equal to two times the exercise price of the Right.

The Rights are redeemable in whole, but not in part, by action of the board of directors at a price of $.005 per Right prior to the earlier to occur of a person or group acquiring 15% of our common stock or the expiration of the Rights. Following the public announcement that a person or group has acquired 15% of our common stock, the Rights are redeemable in whole, but not in part, by action of the board of directors at a price of $.005 per Right, provided the redemption is in connection with a merger or other business combination involving our company in which all the holders of our common stock are treated alike and which does not involve the acquiring person or its affiliates.

In the event shares of Series A preferred stock are issued upon the exercise of the Rights, holders of the Series A preferred stock will be entitled to receive, in preference to holders of common stock, a quarterly dividend payment in an amount per share equal to the greater of (a) $10 or (b) 1,000 times the dividend declared per share of common stock. The Series A preferred stock dividends are cumulative but do not bear interest. Shares of Series A preferred stock are not redeemable. In the event of liquidation, the holders of the Series A preferred stock will be entitled to a minimum preferential liquidation payment of $1,000 per share; thereafter, and after the holders of the common stock receive a liquidation payment of $1.00 per share, the holders of the Series A preferred stock and the holders of the common stock will share the remaining assets in the ratio of 1,000 to 1 (as adjusted) for each share of Series A preferred stock and common stock so held, respectively. In the event of any merger, consolidation or other transaction in which the shares of common stock are exchanged, each share of Series A preferred stock will be entitled to receive 1,000 times the amount received per share of common stock. These rights are protected by antidilution provisions.

Each share of Series A preferred stock will have 1,000 votes, voting together with the common stock. In the event that the amount of accrued and unpaid dividends on the Series A preferred stock is equivalent to six full quarterly dividends or more, the holders of the Series A preferred stock shall have the right, voting as a class, to elect two directors in addition to the directors elected by the holders of the common stock until all cumulative dividends on the Series A preferred stock have been paid through the last quarterly dividend payment date or until non-cumulative dividends have been paid regularly for at least one year.

The stockholder rights plan is designed to deter coercive takeover tactics that attempt to gain control of our company without paying all stockholders a fair price. The plan discourages hostile takeovers by effectively allowing our stockholders to acquire shares of our capital stock at a discount following a hostile acquisition of a large block of our outstanding common stock and by increasing the value of consideration to be received by stockholders in specified transactions following an acquisition.

Anti-Takeover Effects of Provisions of our Articles of Incorporation and By-Laws

Our articles of incorporation, as amended and restated, and our restated by-laws contain provisions that might be characterized as anti-takeover provisions. These provisions may deter or render more difficult proposals to acquire control of our company, including proposals a stockholder might consider to be in his or her best interest, impede or lengthen a change in membership of the board of directors and make removal of our management more difficult.

Classified Board of Directors; Removal of Directors; Advance Notice Provisions for Stockholder Nominations

Our articles of incorporation provide for the board of directors to be divided into three classes of directors serving staggered three-year terms, with the numbers of directors in the three classes to be as nearly equal as possible. Any director may be removed from office but only for cause and only by the affirmative vote of a majority of the then outstanding shares of stock entitled to vote on the matter. Any stockholder wishing to submit a nomination to the board of directors must follow the procedures outlined in our articles of incorporation. Any proposal to amend or repeal the provisions of our articles of incorporation relating to the matters contained above in this paragraph requires the affirmative vote of the holders of 75% or more of the outstanding shares of stock entitled to vote on the matter.

Unanimous Consent of Stockholders Required For Action by Written Consent

Under our restated by-laws, stockholder action may be taken without a meeting only by unanimous written consent of all of our stockholders.

Issuance of Preferred Stock

As described above, our articles of incorporation authorize a class of undesignated Class A preferred stock consisting of 1,000,000 shares. Class A preferred stock may be issued from time to time in one or more series, and the board of directors, without further approval of the stockholders, is authorized to fix the rights, preferences, privileges and restrictions applicable to each series of Class A preferred stock. The purpose of authorizing the board of directors to determine these rights, preferences, privileges and restrictions is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of Class A preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of our common stock and, under certain circumstances, make it more difficult for a third party to gain control of us.

Restrictions on Transfer of Common Stock

Our articles of incorporation provide for restrictions on the transfer of any shares of our common stock to prevent us from becoming a “controlled foreign corporation” under United States tax law. Any purported transfer, including a sale, gift, assignment, devise or other disposition of common stock, which would result in a person or persons becoming the beneficial owner of 10% or more of the issued and outstanding shares of our common stock, is subject to a determination by our board of directors in good faith, in its sole discretion, that the transfer would not in any way, directly or indirectly, affect our status as a non-controlled foreign corporation. The transferee or transferor to be involved in a proposed transfer must give written notice to our Secretary not less than 30 days prior to the proposed transfer. In the event of an attempted transfer in violation of the provisions of our articles of incorporation relating to the matters contained in this paragraph, the purported transferee will acquire no rights whatsoever in the transferred shares of common stock. Nothing in this provision, however, precludes the settlement of any transactions entered into through the facilities of the New York Stock Exchange. If the board of directors determines that a transfer has taken place in violation of these restrictions, the board of directors may take any action it deems advisable to refuse to give effect to or to prevent the transfer, including instituting judicial proceedings to enjoin the transfer.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock, as well as the rights agent under our rights agreement, is Mellon Investor Services LLC.

SELLING STOCKHOLDERS

The shares of common stock being offered by the selling stockholders are issuable upon conversion of the convertible notes. For additional information regarding the convertible notes, see “Willbros Group, Inc. – Convertible Notes” above. We are registering the shares of common stock in order to permit the selling stockholders to offer the shares for resale from time to time. Except for the ownership of the convertible notes sold to the selling stockholders in a private placement completed on March 23, 2006, the selling stockholders have not had any material relationship with us within the past three years.

The table below lists the selling stockholders and other information regarding the beneficial ownership of the shares of common stock by each of the selling stockholders. The second column lists the number of shares of common stock beneficially owned by each selling stockholders, including its ownership of the convertible notes, as of December 11, 2006, assuming conversion of all convertible notes held by the selling stockholders on that date, without regard to any limitations on conversions or exercise, but not including any additional shares of common stock which a selling stockholder would be entitled to receive if the convertible notes are converted into shares of our common stock (i) during a “registration default period” under the terms of a registration rights agreement among the holders of the convertible notes and us or (ii) as a “make-whole premium” if the convertible notes are converted into shares of our common stock upon the occurrence of a “fundamental change,” as provided in the indenture for the convertible notes.

The third column lists the shares of common stock being offered by this prospectus by the selling stockholders.

In accordance with the terms of the registration rights agreement, this prospectus generally covers the resale of at least that number of shares of common stock equal to the number of shares of common stock issuable upon conversion of the convertible notes, determined as if the outstanding convertible notes were converted in full as of the trading day immediately preceding the date this registration statement was initially filed with the SEC. Because the conversion price of the convertible notes may be adjusted pursuant to the terms of the convertible notes, the number of shares that will actually be issued may be more or less than the number of shares set forth in this prospectus. The fourth column assumes the sale of all of the shares offered by the selling stockholders pursuant to this prospectus.

Under the terms of the convertible notes, a selling stockholder may not convert the convertible notes, to the extent such conversion would cause such selling stockholder, together with its affiliates, to beneficially own a number of shares of common stock which would exceed 4.99% of our then outstanding shares of common stock immediately following such conversion, excluding for purposes of such determination shares of common stock issuable upon conversion of the convertible notes to such selling stockholder or any of its affiliates which have not been converted. The number of shares in the second column does not reflect this limitation. The selling stockholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

Pursuant to the registration rights agreement, we have registered on behalf of the selling stockholders the offer and resale of 6,468,620 shares covered by this registration statement of which this prospectus forms a part. We have registered the offer and resale of shares to permit the selling stockholders and their pledgees, donees, transferees or other successors-in-interest that receive their shares from the selling stockholders as a gift or other non-sale related transfer after the date of this prospectus to resell the shares. The shares consist of 4,813,171 shares of common stock currently issuable upon conversion of the convertible notes, plus (i) up to 144,395 shares potentially issuable to the selling stockholders if the convertible notes are converted into shares of our common stock during a registration default period in accordance with the terms of the registration rights agreement and (ii) up to 1,511,054 shares potentially issuable to the selling stockholders as a “make-whole premium” on convertible notes which are converted in connection with the occurrence of a “fundamental change” as required under the indenture for the convertible notes.

For a more complete description of the convertible notes, please see the indenture dated December 23, 2005, which is Exhibit 4.4 to the registration statement of which this prospectus forms a part, and the summary description of the terms of the convertible notes included under Item 1.01 of our December 23, 2005 Current Report on Form 8-K.

Name of Selling Stockholder	Number of Shares Beneficially Owned Prior to Offering	Maximum Number of Shares to be Sold Pursuant to this Prospectus (1)	Number of Shares Beneficially Owned After Offering (2)	Percentage Beneficially Owned After Offering (2)
Portside Growth and Opportunity Fund (3)(4)	1,439,302	1,144,053	328,571	1.27%

Highbridge International LLC (5)	1,978,182	1,276,060	739,289	2.81%

Kamunting Street Master Fund, Ltd. (6)	1,161,983	850,706	336,055	1.30%

Citadel Equity Fund Ltd. (4)(7)	626,566	645,363	0	*

Shepherd Investments International, Ltd. (4)(8)	259,171	266,946	0	*

Capital Ventures International (4)(9)	460,484	305,081	164,289	*

HFR RVA Combined Master Trust (10)	45,336	14,902	30,868	*

Guggenheim Portfolio Company XXXI, LLC (11)	85,877	21,532	64,972	*

Whitebox Convertible Arbitrage Partners, L.P. (12)	834,335	251,046	590,601	2.26%

Any other selling stockholder or future transferee, pledge, donee or successor of any holder	176,580	181,877	0	*

*	Less than 1%
(1)	Represents the maximum number of shares of common stock issuable to each selling stockholder upon conversion of the convertible notes at an initial conversion price of $17.556 per share, plus an additional three percent, which is equal to 144,395 shares in the aggregate potentially issuable to the selling stockholders if all of the convertible notes are converted into shares of our common stock during a registration default period under the registration rights agreement. The amounts shown in this column do not include shares of common stock we may issue as a “make-whole premium” on convertible notes which are converted in connection with the occurrence of a “fundamental change” as required under the indenture for the convertible notes. The maximum number of shares that we may issue as a “make-whole premium” if all of the convertible notes are converted in connection with the occurrence of a fundamental change, at the initial conversion price of $17.56 per share, is 1,511,054 shares of our common stock. However, the actual number of shares of common stock that may ultimately be issued as a “make-whole premium” upon the occurrence of a fundamental change will vary depending on several factors, including the actual effective date of the fundamental change and the arithmetic average of the closing sale prices of a share of common stock over the five trading day period ending on the fifth trading day immediately preceding the effective date of the fundamental change.
(2)	Assumes that each selling stockholder sells all shares of common stock being registered under this registration statement. However, to our knowledge, there are no agreements, arrangements or understandings with respect to the sale of any shares of our common stock, and each selling stockholder may decide to sell only a portion or none of its shares of our common stock that are registered under this registration statement.
(3)

Ramius Capital Group, L.L.C. (“Ramius Capital”) is the investment adviser of Portside Growth and Opportunity Fund (“Portside”) and consequently has voting control and investment discretion over securities held by Portside. Ramius Capital disclaims beneficial ownership of the securities held by Portside. Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon are the sole managing members of C4S & Co., L.L.C., the sole managing member of Ramius Capital. As a result, Messrs. Cohen, Stark, Strauss and Solomon may be considered beneficial owners of any securities deemed to be beneficially owned by Ramius Capital. Messrs. Cohen, Stark, Strauss and Solomon disclaim beneficial ownership of these securities.

(4)	This selling stockholder has identified itself as an affiliate of a registered broker-dealer and has represented to us that such selling stockholder acquired its convertible notes in the ordinary course of business and, at the time of the purchase of the convertible notes, such selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the common stock. To the extent we become aware that such selling stockholder did not acquire its convertible notes in the ordinary course of business or did have such an agreement or understanding, we will file a post-effective amendment to the registration statement of which this prospectus forms a part to designate such affiliate an “underwriter” within the meaning of the Securities Act of 1933.
(5)	Highbridge Capital Management, LLC is the trading manager of Highbridge International LLC and consequently has voting control and investment discretion over securities held by Highbridge International LLC. Glenn Dubin and Henry Swieca control Highbridge Capital Management, LLC and have voting control and investment discretion over the securities held by Highbridge International LLC. Each of Highbridge Capital Management, Glenn Dubin and Henry Swieca disclaims beneficial ownership of the securities held by Highbridge International LLC.
(6)	Allan Teh is the managing member of Kamunting Street Management, LLC, which is the general partner of Kamunting Management, L.P., which is the investment manager of Kamunting Street Master Fund, Ltd.
(7)	Citadel Limited Partnership (“CLP”) is the trading manager of Citadel Equity Fund Ltd. and consequently has investment discretion over securities held by Citadel Equity Fund Ltd. Citadel Investment Group, L.L.C. (“CIG”) controls CLP. Kenneth C. Griffin controls CIG and therefore has ultimate investment discretion over securities held by Citadel Equity Fund Ltd. CLP, CIG and Mr. Griffin each disclaim beneficial ownership of the shares held by Citadel Equity Fund, Ltd.
(8)	Stark Offshore Management, LLC is the investment manager and exercises voting and investment control over the securities owned by Shepherd Investments International, Ltd. Michael A. Roth and Brian J. Stark are the managing members of Stark Offshore Management, LLC. Messrs. Roth and Stark each disclaims beneficial ownership of the securities held by Shepherd Investments International, Ltd.
(9)	Heights Capital Management, Inc., the authorized agent of Capital Ventures International (“CVI”), has discretionary authority to vote and dispose of the shares held by CVI and may be deemed to be the beneficial owner of these shares. Martin Kobinger, in his capacity as Investment Manager of Heights Capital Management, Inc., may also be deemed to have investment discretion and voting power over the shares held by CVI. Mr. Kobinger disclaims any beneficial ownership of the shares held by CVI.
(10)	Does not include common stock beneficially held by Pandora Select Partners, LP (“PSP”), Whitebox Convertible Arbitrage Partners, L.P. (“WCAP”) or Guggenheim Portfolio Company XXXI, LLC (“XXXI”). Andrew Redleaf of Whitebox Advisors, LLC (“WA”), is the managing member of each of General Partners: (i) Pandora Select Advisors, LLC (“PSA”) and (ii) Whitebox Convertible Arbitrage Advisors, LLC (“WCAA”), and has the power to direct the affairs of each of PSA and WCAA. PSA and WCAA manage accounts for the benefit of its respective clients PSP and WCAP. Additionally, WA has an investment management agreement with XXXI and HFR RVA Combined Master Fund (“HFR”). As a result of these relationships, Andrew Redleaf may be deemed to have indirect beneficial ownership of the shares of common stock beneficially owned by each of PSP, WCAP, XXXI and HFR.
(11)	Does not include common stock beneficially held by PSP, WCAP or HFR. Andrew Redleaf of WA, is the managing member of each of General Partners: (i) PSA and (ii) WCAA, and has the power to direct the affairs of each of PSA and WCAA. PSA and WCAA manage accounts for the benefit of its respective clients PSP and WCAP. Additionally, WA has an investment management agreement with XXXI and HFR. As a result of these relationships, Andrew Redleaf may be deemed to have indirect beneficial ownership of the shares of common stock beneficially owned by each of PSP, WCAP, XXXI and HFR.
(12)	Does not include common stock beneficially held by PSP, XXXI or HFR. Andrew Redleaf of WA, is the managing member of each of General Partners: (i) PSA and (ii) WCAA, and has the power to direct the affairs of each of PSA and WCAA. PSA and WCAA manage accounts for the benefit of its respective clients PSP and WCAP. Additionally, WA has an investment management agreement with XXXI and HFR. As a result of these relationships, Andrew Redleaf may be deemed to have indirect beneficial ownership of the shares of common stock beneficially owned by each of PSP, WCAP, XXXI and HFR.

MATERIAL U.S. FEDERAL AND PANAMANIAN

INCOME TAX CONSEQUENCES

The following discussion under “—U.S. Federal Income Taxation of Willbros Group, Inc. and Its Subsidiaries,” “—U.S. Federal Income Tax Considerations Applicable to U.S. Holders” and “—U.S. Federal Income Tax Considerations Applicable to Non-U.S. Holders” summarizes the opinion of Sidley Austin LLP, our special United States tax counsel, as to certain material United States federal income tax consequences with respect to the acquisition, ownership and disposition of our common stock. The following discussion under “—Panamanian Tax” constitutes the opinion of Arias, Fabrega & Fabrega, our Panamanian counsel, as to certain material Panamanian income tax consequences applicable to us and a holder of our common stock. We have filed these opinions with the Securities and Exchange Commission as exhibits to the registration statement related to this prospectus. See “Where You Can Find More Information.”

The following discussion is based upon the tax laws of the United States and Panama as in effect on the date of this prospectus. This discussion does not take into account U.S. state or local tax laws, or tax laws of jurisdictions outside the United States and Panama. This discussion is not tax advice nor does it purport to be a complete analysis or listing of all the potential tax consequences of holding our common stock, nor does it purport to furnish information in the level of detail or with attention to your specific tax circumstances that would be provided by your own tax advisor. Accordingly, if you are considering purchasing our common stock, we suggest that you consult with your own tax advisors as to the United States, Panamanian or other state, local or foreign tax consequences to you of the acquisition, ownership and disposition of our common stock.

Sidley Austin LLP, our special United States tax counsel, is opining on certain United States federal income tax issues in connection with this offering. Sidley Austin LLP has advised us that its opinion is not binding on the Internal Revenue Service (“IRS”) or on any court and that no assurance can be given that the IRS will not challenge any of the conclusions in such opinion or that such a challenge would not be successful. Such opinion of Sidley Austin LLP relies upon and is premised on the accuracy of factual statements and representations by us concerning our business and properties, ownership, organization, sources of income and manner of operation.

The statements made herein with respect to U.S. federal income tax are based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations (final, temporary and proposed), IRS rulings and judicial decisions now in effect, all of which are subject to change (possibly, with retroactive effect) or different interpretations. We have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the U.S. federal income tax consequences of acquiring, owning or disposing of our common stock.

U.S. Federal Income Taxation of Willbros Group, Inc. and Its Subsidiaries

A foreign corporation that is engaged in the conduct of a trade or business in the United States is taxable at graduated rates on its income that is “effectively connected” with such trade or business. For this purpose, “effectively connected income” includes U.S.-source income other than certain types of passive income and capital gains, and, if the taxpayer has an office or other fixed place of business in the United States, certain foreign-source dividends, interest, rents, royalties and income from the sale of property. The activities of Willbros Group, Inc. and its non-U.S. subsidiaries are carried out in a manner that is intended to prevent each of such corporations from being engaged in the conduct of a trade or business in the United States. Based on representations made by us and on the assumption that the operations of Willbros Group, Inc. and its foreign subsidiaries continue to be conducted in the manner they are presently conducted, Sidley Austin LLP is of the opinion that, with exceptions not likely to be material, the income currently earned by Willbros Group, Inc. and its non-U.S. subsidiaries should not be treated as effectively connected income subject to U.S. federal income tax even if such corporations were determined to be engaged in the conduct of a trade or business in the United States. However, if any material amount of income earned, currently or historically, by Willbros Group, Inc. or its non-U.S. subsidiaries from operations outside the United States constituted income effectively connected to a United States trade or business, and as a result became taxable in the United States, our consolidated operating results could be materially and adversely affected.

Our U.S. subsidiaries will be subject to U.S. federal income tax on their worldwide income regardless of its source, subject to reduction by allowable foreign tax credits. Moreover, it should be noted that in the event that any of the United States subsidiaries of Willbros Group, Inc. performs services for Willbros Group, Inc. or its non-U.S. subsidiaries at rates that are not commensurate with the standard rates that would be charged to an unrelated party at arm’s length for similar services, the IRS would be able, pursuant to Section 482 of the Code, to allocate additional income to such U.S. subsidiaries to reflect arm’s-length charges for such services.

Distributions by our U.S. subsidiaries to us or to our non-U.S. subsidiaries may be subject to U.S. withholding tax.

There is no income tax treaty between Panama and the United States.

U.S. Federal Income Tax Considerations Applicable to U.S. Holders

The following is a summary of certain material U.S. federal income tax considerations generally applicable to a U.S. holder who acquires our common stock. As used in this summary of U.S. federal income tax considerations, the term “U.S. holder” means a beneficial holder of common stock that for U.S. federal income tax purposes is (i) a citizen or resident of the United States, (ii) a corporation, or an entity treated as a corporation, formed under the laws of the United States or any state thereof (including the District of Columbia), (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, and (iv) in general, a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more “United States persons” have the authority to control all substantial decisions of the trust.

This summary does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to a particular U.S. holder in light of the holder’s circumstances (for example, persons subject to the alternative minimum tax provisions of the Code or a holder whose “functional currency” is not the U.S. dollar). Also, it is not intended to be wholly applicable to all categories of U.S. holders, some of which (such as dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting, banks, thrifts, regulated investment companies, insurance companies, tax-exempt organizations and persons holding common stock as part of a hedging or conversion transaction or straddle or persons deemed to sell common stock under the constructive sale provisions of the Code) may be subject to special rules. This summary also does not discuss any aspect of state, local or foreign law or U.S. federal estate and gift tax law as applicable to U.S. holders of the common stock. In addition, this discussion is limited to persons who will hold the common stock as “capital assets” (generally, for investment).

All prospective purchasers of the common stock are advised to consult their own tax advisors regarding the U.S. federal, state, local and foreign tax consequences of the purchase, ownership and disposition of the common stock in their particular situations.

This summary does not consider the U.S. federal income tax consequences of the holding or the disposition of the common stock by a partnership. If a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) or other pass-through entity is a beneficial owner of the common stock, the U.S. federal income tax treatment of a partner or other owner of a pass-through entity generally will depend upon the status of the partner or other owner and the activities of the partnership or other pass-through entity. A holder of the common stock that is a partnership or other pass-through entity, and its partners or owners, should consult their individual tax advisors about the U.S. federal income tax consequences of holding and disposing of shares of common stock.

Sale, Exchange, Redemption or Other Disposition of Common Stock

Subject to the passive foreign investment company (“PFIC”) rules discussed below, gain or loss, if any, realized by a U.S. holder on the sale, exchange, redemption or other disposition of a share of common stock will generally be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the U.S. holder’s adjusted tax basis in the share and the amount realized on the disposition. A U.S. holder’s adjusted tax basis in a share generally will equal the amount paid by the holder for the share.

Gain or loss realized on the sale, exchange, redemption or other disposition of a share of common stock generally will be long-term capital gain or loss if at the time of the disposition the share has been held for more than one year. For non-corporate taxpayers, including individuals, net long-term capital gains generally are taxed at a lower rate than ordinary income (generally 15% for most long-term gains recognized in taxable years beginning on or before December 31, 2010). The deductibility of capital losses may be subject to limitation. Any gain or loss realized by a U.S. holder on the sale of a share of common stock will generally constitute U.S. source gain or loss for foreign tax credit purposes.

Distributions on Common Stock

Subject to the PFIC rules discussed below, the gross amount of any distribution by us with respect to shares of common stock generally will be included in the gross income of a U.S. holder as dividend income to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such dividends will not be eligible for the dividends-received deduction generally allowed to corporations under the Code. However, provided that we are not a PFIC, such dividends should be “qualified dividend income,” which, if received by a U.S. holder that is a non-corporate taxpayer, including an individual, in taxable years beginning on or before December 31, 2010, is subject to tax at the rates applicable to net long-term capital gain, discussed above. Qualified dividend income does not include dividends received on shares of common stock with respect to which the U.S. holder has not met a minimum holding-period requirement or to the extent the U.S. holder is obligated to make related payments with respect to substantially similar or related property (e.g., in a short sale of such shares).

To the extent that the amount of any distribution exceeds our accumulated earnings and profits and our earnings and profits for the current taxable year, the distribution will first be treated as a tax-free return of capital to the extent of the U.S. holder’s adjusted tax basis in the shares of common stock and, to the extent that such distribution exceeds the U.S. holder’s adjusted tax basis in the shares, will be taxed as a capital gain from the sale or exchange of the shares.

If we are not a “United States-owned foreign corporation” as defined below, dividends we pay on the common stock will generally be treated for U.S. foreign tax credit purposes as foreign source income. If, and for so long as, we are a United States-owned foreign corporation, dividends we pay on the common stock may, subject to certain exceptions, instead be treated for U.S. foreign tax credit purposes as partly foreign-source income and partly U.S.-source income, in proportion to our earnings and profits in the year of such distribution allocable to foreign and U.S. sources, respectively. We will be treated as a United States-owned foreign corporation so long as stock representing 50% or more of the voting power or value of our stock is held, directly or indirectly, by U.S. persons. No assurance can be given as to whether we will be treated as a United States-owned foreign corporation. Except in the case of financial institutions, dividends on our common stock will generally be treated as passive category income for purposes of Section 904 of the Code, which limits the extent to which foreign tax credits may be utilized.

Controlled Foreign Corporation Rules

Under the Code, a foreign corporation will be a controlled foreign corporation (“CFC”) if “United States shareholders” own, on any day during the corporation’s taxable year, more than 50% of either the total combined voting power of all classes of stock entitled to vote or the total value of such corporation’s stock. A “United States shareholder” is a U.S. person who owns (after applying certain attribution rules) 10% or more of the total combined voting power of all classes of stock entitled to vote. If Willbros Group, Inc. or any of its non-U.S. subsidiaries were to become a CFC, then each person who is a United States shareholder of Willbros Group, Inc. would be subject to federal income taxation on such person’s share of certain types of income earned by such corporation. The articles of incorporation of Willbros Group, Inc. contain restrictions designed to prevent it from becoming a CFC. See “Description of Capital Stock—Anti-Takeover Effects of Provisions of Our Articles of Incorporation and By-laws” above. Based on representations made by the management of Willbros Group, Inc.

regarding the nature of the ownership of our common stock (including the representation that, based on the information available to us, we believe that there is no U.S. person who (after applying the relevant attribution rules) owns 10% or more of the voting power of our common stock), Sidley Austin LLP is of the opinion that Willbros Group, Inc. and its non-U.S. subsidiaries are not CFCs. (The references in this paragraph to non-U.S. subsidiaries of Willbros Group, Inc. do not include foreign subsidiaries of a U.S. subsidiary of ours, which foreign subsidiaries are CFCs because they have a U.S. parent corporation. Certain types of income realized by such foreign subsidiaries will be taxable to that U.S. subsidiary).

Passive Foreign Investment Company Rules

If we were to be treated as a PFIC, U.S. holders of the common stock could be subject to higher U.S. federal income taxes on certain distributions, and on any gain recognized on the disposition of the common stock, than otherwise would apply. A non-U.S. corporation will be classified as a PFIC if 75% or more of its gross income for the taxable year is passive income or if the value of the assets it holds during the taxable year that produce passive income (or are held for the production of passive income) is at least 50% of the total value of its assets, taking into account a proportionate share of the income and assets of corporations at least 25% owned by such corporation. Based on representations made by the management of Willbros Group, Inc. regarding the nature of the income and assets of Willbros Group, Inc. and its subsidiaries, Sidley Austin LLP is of the opinion that Willbros Group, Inc. is not a PFIC. However, because the PFIC determination will be made annually on the basis of our income and assets, and because the principles and methodology for applying the PFIC tests are not entirely clear, there can be no assurance that we will not be a PFIC in the current or subsequent taxable years. U.S. holders should consult their own tax advisors regarding the U.S. federal income tax consequences to them if we were treated as a PFIC.

Information Reporting and Backup Withholding

The Code and the Treasury regulations require those who make specified payments to report the payments to the IRS. Among the specified payments are interest, dividends and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by “backup withholding” rules. These rules require the payors to withhold tax (currently at the rate of 28%) from payments subject to information reporting if the recipient fails to provide his or her taxpayer identification number to the payor, furnishes an incorrect identification number or repeatedly fails to report interest or dividends on his or her U.S. federal income tax returns. The information reporting and backup withholding rules do not apply to payments to corporations, tax-exempt organizations and other exempt recipients.

Payments of dividends or proceeds of the sale or other disposition of common stock to a U.S. holder that is not an exempt recipient will be subject to information reporting and backup withholding will apply unless the holder provides us or our paying agent with a correct taxpayer identification number, certified under penalties of perjury, as well as certain other information, or otherwise establishes an exemption from backup withholding.

Any amounts withheld from a payment to a U.S. holder of common stock under the backup withholding rules can be credited against any U.S. federal income tax liability of the U.S. holder and may entitle the holder to a refund, provided that the required information is furnished to the IRS.

U.S. Federal Income Tax Considerations Applicable to Non-U.S. Holders

As used herein, the term “non-U.S. holder” means a beneficial owner of our common stock that is not a U.S. holder (which term is defined under “—U.S. Federal Income Tax Considerations Applicable to U.S. Holders” above).

Assuming that Willbros Group, Inc. is not at any time engaged in a U.S. trade or business, dividends on our common stock generally should not be subject to U.S. federal income tax in the hands of a non-U.S. holder. Gain from the sale, exchange or redemption of our common stock generally should not be subject to U.S. federal income tax in the hands of a non-U.S. holder.

If a non-U.S. holder holds our common stock in connection with a U.S. trade or business carried on by such non-U.S. holder (and, if an applicable tax treaty applies, a U.S. permanent establishment is maintained by such non-U.S. holder), or if such non-U.S. holder is an individual who was present in the United States for 183 days or more during a taxable year in which gain from the sale or other disposition of our common stock is realized, then such non-U.S. holder may be subject to U.S. federal income tax on its dividend income or its gain with respect to our common stock, depending on such non-U.S. holder’s particular circumstances.

Payments of dividends on our common stock which are made to non-U.S. holders and their proceeds from the disposition of our common stock generally will not be subject to information reporting or backup withholding if certain certification and identification procedures are met or an exemption otherwise applies.

Panamanian Tax

The following discussion of Panamanian tax matters is based upon the tax laws of Panama and regulations thereunder in effect as of the date of this prospectus, and is subject to any subsequent change in Panamanian laws and regulations which may come into effect after such date. The material Panamanian tax consequences of ownership of the shares of our common stock are as follows.

General

Panama’s income tax is exclusively territorial. Only income actually derived from sources within Panama is subject to taxation. Income derived by Panama corporations, foreign corporations or individuals from off-shore operations is not taxable. The territorial principle of taxation has been in force throughout the history of the country and is supported by legislation, administrative regulations and court decisions. We have not been in the past and do not in the future expect to be subject to income taxes in Panama because all of our income has arisen from activities conducted entirely outside Panama. This is the case even though we maintain our registered office in Panama.

Taxation of Distributions and Capital Gains

There will be no Panamanian taxes on distribution of dividends or capital gains realized by an individual or corporation, regardless of its nationality or residency, from the sale or other disposition of shares of common stock, so long as our assets are held, and our activities are conducted, entirely outside of Panama.

PLAN OF DISTRIBUTION

We are registering the shares of common stock issuable upon conversion of the convertible notes to permit the resale of these shares of common stock by the holders of the convertible notes from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of common stock. We will bear all fees and expenses incident to our obligation to register the shares of common stock.

The selling stockholders may sell all or a portion of the shares of common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of common stock are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,

•	on any national securities exchange or quotation service on which the common stock may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	in ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	pursuant to block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	through purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	which constitute an exchange distribution in accordance with the rules of the applicable exchange;

•	which are privately negotiated;

•	involving short sales;

•	in which broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	which include a combination of any such methods of sale; and

•	which are effectuated through any other method permitted pursuant to applicable law.

If the selling stockholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions. The selling stockholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

The selling stockholders may pledge or grant a security interest in some or all of the convertible notes or shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Each selling stockholder who is an affiliate of a broker-dealer has confirmed that it purchased the convertible notes in the ordinary course of business and, at the time of purchase, had no agreement or understanding, directly or indirectly with any person to distribute the common stock.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered pursuant to the shelf registration statement, of which this prospectus forms a part.

The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We will pay all expenses of the registration of the shares of common stock pursuant to the registration rights agreement, estimated to be $140,000 in total, including, without limitation, SEC filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that a selling stockholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling stockholders against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreement, or the selling stockholders will be entitled to contribution. We may be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling stockholder specifically for use in this prospectus, in accordance with the related registration rights agreement, or we may be entitled to contribution.

Once sold under the shelf registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

LEGAL MATTERS

The validity of the shares of common stock issuable upon the conversion of the convertible notes will be passed upon for us by Arias, Fabrega & Fabrega, Panama City, Panama. Certain United States federal income tax matters will be passed upon for us by our special United States tax counsel, Sidley Austin LLP, Los Angeles, California.

EXPERTS

Our consolidated financial statements as of December 31, 2005 and for the year ended December 31, 2005, and our financial statement schedule as of December 31, 2005 and for the year ended December 31, 2005, incorporated by reference from our Current Report on Form 8-K filed on December 8, 2006, have been incorporated by reference herein and in the registration statement in reliance upon the reports of GLO CPAs, LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. Our consolidated financial statements as of December 31, 2004 and for the years ended December 31, 2004 and 2003, and for each of the years in the two-year period ended December 31, 2004, and our financial statement schedule as of December 31, 2004 and for each of the years in the two-year period then ended, incorporated by reference from our Current Report on Form 8-K filed on December 8, 2006, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

We have agreed to indemnify and hold KPMG LLP (“KPMG”) harmless against and from any and all legal costs and expenses incurred by KPMG in its successful defense of any legal action or proceeding that arises as a result of KPMG’s consent to the incorporation by reference of its audit report on our financial statements as of December 31, 2004, and for each of the years in the two-year period ended December 31, 2004, and the related financial statement schedules, incorporated by reference herein and in this registration statement.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus constitutes a part of a registration statement on Form S-1 (together with all amendments, supplements, schedules and exhibits to the registration statement, referred to as the registration statement) that we have filed with the SEC under the Securities Act with respect to the securities offered by this prospectus. This prospectus does not contain all the information which is in the registration statement. Certain parts of the registration statement are omitted as allowed by the rules and regulations of the SEC. We refer you to the registration statement for further information about our company and the securities offered by this prospectus. Statements contained in this prospectus concerning the provisions of documents are not necessarily complete, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the SEC.

We also file annual, quarterly and special reports, proxy statements and other information with the SEC. You can inspect and copy the registration statement and the reports and other information we file with the SEC at the Public Reference Room maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website which provides online access to reports, proxy and information statements and other information regarding companies that file electronically with the SEC at the address http://www.sec.gov.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus the information we file with them, which means we can disclose important business and financial information about us to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, except for any information that is superseded by information included directly in this prospectus and any prospectus supplement. We incorporate by reference the documents listed below that we previously filed with the SEC (SEC File No. 1-11953):

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2005;

•	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006 (as amended by our Quarterly Report on Form 10-Q/A filed on September 25, 2006), June 30, 2006 (as amended by our Quarterly Report on Form 10-Q/A filed on September 25, 2006) and September 30, 2006;

•	Our Current Reports on Form 8-K filed on January 10, 2006, January 19, 2006, January 26, 2006, February 3, 2006, February 14, 2006, March 29, 2006, April 13, 2006, June 22, 2006, August 8, 2006, August 10, 2006, August 18, 2006 (as amended by our Current Report on Form 8-K/A filed on September 1, 2006), August 23, 2006, September 1, 2006, October 27, 2006, November 2, 2006, November 7, 2006, November 20, 2006 and December 8, 2006;

•	Item 5.02 of our Current Reports on Form 8-K filed on June 16, 2006 and August 15, 2006; and

•	Our proxy statement filed on July 5, 2006 in connection with our 2006 annual meeting of stockholders.

These filings have not been included in or delivered with this prospectus. We will provide to each person, including any beneficial owner to whom this prospectus is delivered, a copy of any or all information that has been incorporated by reference in this prospectus but not delivered with this prospectus. You can access these documents on our website at http://www.willbros.com or you may request a copy of these filings and the registration rights agreement at no cost, by writing or telephoning us at the following address:

Willbros USA, Inc.

4400 Post Oak Parkway

Suite 1000

Houston, TX 77027

Attention: Investor Relations

(713) 403-8000

Except as otherwise specifically incorporated by reference in this prospectus, information contained in, or accessible through, our website is not a part of this prospectus.

The reports, proxy statements and other information we file with the SEC can also be inspected and copied at the New York Stock Exchange, 20 Broad Street, New York, New York 10002. For more information on obtaining copies of our public filings at the New York Stock Exchange, you should call (212) 656-5060.

ENFORCEABILITY OF CIVIL LIABILITIES

UNDER THE FEDERAL SECURITIES LAWS

We are a corporation organized under the laws of the Republic of Panama. In addition, our counsel, Arias, Fabrega & Fabrega, who will issue opinions for us regarding the validity of the shares of common stock offered hereby which are issuable upon the conversion of the convertible notes and certain Panamanian income tax matters, is a law firm located in Panama City, Panama. Accordingly, it may not be possible to effect service of process on such parties in the United States and to enforce judgments against them predicated on the civil liability provisions of the federal securities laws of the United States. Because a substantial amount of our assets are located outside the United States, any judgment obtained in the United States against us may not be fully collectible in the United States. We have been advised by Arias, Fabrega & Fabrega that courts in the Republic of Panama will enforce foreign judgments for liquidated amounts in civil matters, subject to certain conditions and exceptions. However, courts in the Republic of Panama will not enforce in original actions liabilities predicated solely on the United States federal securities laws. Our agent for service of process in the United States with respect to matters arising under the United States federal securities laws is CT Corporation System, 111 Eighth Avenue, New York, New York 10011.